February 28, 2011

VIA EDGAR

Valerie Lithotomos
Richard Pfordte
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Legg Mason BW Absolute Return Opportunities Fund (the “Fund”)
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos and Mr. Pfordte:

This letter responds to comments that we received from you by telephone on February 18, 2011 regarding Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on December 15, 2010.  This Post-Effective Amendment concerned the registration of one new series of the Registrant, the Fund.  The responses will be reflected in Post-Effective Amendment No. 13 to the Registrant’s registration statement to be filed with the SEC on February 25, 2011 (the “PEA”).

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Registrant’s response to the comment.

Prospectus

1.
Comment: Does the fund expect to incur any interest expense or dividend expense on short sales in the first year of operations?  If so, these expenses should be reflected in the “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses” line of the fee table because these expenses are excluded from the expense limitation.

Response:  The Registrant confirms that it does not expect to incur any interest expense or dividend expense on short sales in the first year of operations.

2.
Comment:  In the “Principal investment strategies” section, please either remove the reference to outperforming LIBOR by 300 basis points or clarify on what basis the fund’s performance will be measured (e.g., before taxes and sales charges and after fund expenses).

Response: The sentence has been replaced with the following:

The portfolio managers endeavor to outperform the return of the 3-Month U.S. Treasury Bill by 300 basis points on a rolling 12-month basis, although there can be no assurance this rate of return will be achieved (the fund’s performance will not take into account sales charges or shareholder taxes, but will take into account fund expenses).

3.
Comment:  In the “Principal investment strategies” section of the prospectus, please delete the phrase “other securities” so that the sentence only lists instruments that the fund will use as part of its principal investment strategies:

Under normal market conditions, the fund seeks to meet its investment objective by investing in securities, derivatives, and other instruments to establish long and short investment exposures in countries, currencies, sectors of the bond market and other securities around the world. (emphasis added)

Response: The sentence has been replaced with the following:

Under normal market conditions, the Fund seeks to meet its investment objective through strategic investments in domestic and foreign fixed income securities and currencies. The Fund will initiate long and short exposures by investing across bond sectors, including sovereign debt and corporate bonds; currencies; and derivative instruments. Short exposure will be established primarily through the use of derivatives, including currency forwards, interest rate swaps and futures.

4.
Comment:  The “Principal investment strategies” section of the prospectus includes the following sentence: “The fund may invest in debt, currencies, and interest rates of sovereign nations.”  It is unclear how a fund can “invest in interest rates.”  Please revise this language so it is clear what type of investments the fund would invest in.

Response:  The sentence has been replaced with the following: “The fund may invest in the debt and currencies of sovereign nations, as well as derivative instruments and fixed income securities that offer exposure to interest rates of sovereign nations.”

5.
Comment: Please revise the following disclosure in the “Principal investment strategies” section of the prospectus as shown: “Fixed income securities in which the fund may invest ~~include~~ are debt securities issued or guaranteed by national governments, their agencies or instrumentalities and political sub-divisions (including inflation index linked securities and municipal bonds) . . . .” Response: The Registrant has made the requested change.
6.
Comment: In the “Principal investment strategies” section of the prospectus, please consider whether the paragraph that describes the fund’s weighted average effective duration policies can be simplified.

Response:  The following language has been removed from the paragraph: “In addition, the weighted average effective duration of the fund’s long positions (including derivatives) will not exceed +5 years, and the weighted average effective duration of the fund’s short derivative positions will not be less than -5 years excluding explicit hedges.”

7.
Comment: Please state that the fund can invest an unlimited amount in derivatives in the “Principal investment strategies” section of the prospectus.

Response:  The Registrant notes that the “Principal investment strategies” section of the prospectus states: “The fund’s use of derivatives may be extensive.”  The Registrant believes this disclosure accurately describes the fund’s expected use of derivatives and notes that the fund does not currently intend to invest an unlimited amount in derivatives.

8.
Comment: Please confirm that all derivative transactions that the fund intends to invest in as part of its principal investment strategies are listed in the “Principal investment strategies” section of the prospectus.

Response:  The Registrant has confirmed that all derivative transactions that the fund intends to invest in as part of its principal investment strategies are listed in the “Principal investment strategies” section of the prospectus.

9.
Comment: Please state in the “Principal investment strategies” section of the prospectus that investing in derivatives may require the fund to maintain segregated assets to cover its derivative positions.

Response:  The Registrant has added the following sentence to its “Principal investment strategies” section:  “When the fund enters into derivative transactions, it may be required to segregate assets, or enter into offsetting positions, in accordance with applicable regulations.”

10.
Comment: Please clarify in the “Principal investment strategies” section of the prospectus when the fund would enter into repurchase agreements, reverse repurchase agreements, forward commitments, options, options on futures and warrants.

Response: The Registrant has revised disclosure in its “Principal investment strategies” section of the prospectus as follows:

The fund achieves certain investment exposures, including short positions, primarily through derivative transactions, including . . . options and options on futures and warrants. The Fund may use derivatives to enhance total return, to hedge against fluctuations in securities prices, interest rates or currency exchange rates, to change the effective duration of its portfolio, to manage certain investment risks and/or as a substitute for the purchase or sale of securities or currencies. . . .

~~The fund may also enter into repurchase agreements, reverse repurchase agreements, forward commitments, options, options on futures and warrants.~~

. . . The fund may enter into repurchase agreements and reverse repurchase agreements for cash management purposes.

11.
Comment: In the “Certain risks−Derivatives risk” section of the prospectus, please add a statement that derivatives involve a significant risk of loss.

Response:  The Registrant has made the requested change.

12.
Comment: Please discuss counterparty risk in the “Certain risks” section of the prospectus.

Response:  The Registrant notes that “Certain risks−Derivatives risk” currently includes disclosure regarding counterparty risk.

Statement of Additional Information (“SAI”)
13.
Comment: Please state the Fund’s limit on each of the following: (a) investing in repurchase agreements and (b) loaning the Fund’s portfolio securities to financial institutions or institutional investors.

Response:

(a) Repurchase Agreements. The following sentence has been added to the Fund’s SAI:  “The fund will not invest more than 10% of its total assets in repurchase agreements.”

(b) Loaning the Fund’s Portfolio Securities.  The following sentence has been added to the Fund’s SAI:  “Although not a part of the fund’s fundamental investment limitation on loans, the fund presently does not intend to lend its portfolio securities.”

14.	Comment: Please revise the fund’s fundamental policy on concentration as follows:
Concentration: The fund may not make any investment if, as a result, the fund’s investments will be concentrated (as that term may be defined or interpreted by the 1940 Act Laws, Interpretations and Exemptions) in a particular industry or group of industries. This restriction does not limit the fund’s investment in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements with respect thereto~~, or securities of municipal issuers~~.

Response: The Registrant has made the requested change.
15.
Comment: Please add disclosure that states that for purposes of the fund’s fundamental policy on concentration, the fund would consider (1) the sovereign debt of each foreign country to be a separate industry and (2) securities issued by supranational organizations, collectively, to be one industry.

Response:  The Registrant has revised its fundamental investment limitation on concentration and related disclosure as follows:

7. Concentration: The fund may not make any investment if, as a result, the fund’s investments will be concentrated (as that term may be defined or interpreted by the 1940 Act Laws, Interpretations and Exemptions) in a particular industry or group of industries. This restriction does not limit the fund’s investment in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements with respect thereto. To the extent securities of a foreign government are deemed by the 1940 Act Laws, Interpretations and Exemptions to constitute an industry, the fund will concentrate in the securities of a foreign government if the portfolio managers believe that the country offers extraordinary absolute return opportunities.

. . . Although not a part of the fund’s fundamental investment limitation on concentration, it is the current position of the SEC staff that (1) the securities of a foreign government constitute an industry and (2) securities issued by supranational organizations, collectively, constitute an industry.  As a non-fundamental policy, and except as noted in the fund’s fundamental investment limitation on concentration, the fund will not concentrate in either of these “industries,” but reserves the right to change this policy if the staff changes its position.  Investment in the currency of a country, and certain derivatives thereon, may result in certain risk exposures similar to those created by investment in the sovereign debt of that country.

Exhibits

16.	Comment: Please file a copy of the expense limitation agreement between the fund and its manager.

Response:  The Registrant does not have a separate written expense limitation agreement.  The Registrant’s position is that the fund’s expense limitation agreement is evidenced by disclosure in the prospectus and in resolutions adopted by the Registrant’s Board of Trustees.  The Registrant notes that the fund’s management agreement states that “[T]he Manager agrees that it . . . will comply with . . . the Fund’s then-current Prospectus and Statement of Additional Information relative to the Manager and its directors and officers.”

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/  Michelle Y. Mesack

Michelle Y. Mesack